UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 to
SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CONSUMER PORTFOLIO SERVICES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock,
No Par Value
(Title of Class of Securities)

210502100
(CUSIP Number of Common Stock Underlying Class of Securities)

Mark Creatura, Esq.
Consumer Portfolio Services, Inc.
19500 Jamboree Road
Irvine, California 92612
(949) 753-6800
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

Copy To: Dale E. Short, Esq. TroyGould PC 1801 Century Park East, Suite 1600 Los Angeles, California 90067 (310) 553-4441

Calculation of Filing Fee
Transaction Valuation*	Amount of Filing Fee*
$1,899,226	$105.98

* Estimated solely for purposes of calculating the Amount of Filing Fee.  The calculation of the Transaction Valuation assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer.  These options cover an aggregate of 3,960,316 shares of the issuer’s common stock and have an aggregate value of $1,899,226 as of November 6, 2009, calculated based on a Black-Scholes option pricing model.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:                                           $105.98               Filing Party:                     Consumer Portfolio Services, Inc.
Form of Registration No.:                                           005-43172               Date Filed:                        November 12, 2009

☐Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐third party tender offer subject to Rule 14d-1.
☒issuer tender offer subject to Rule 13e-4.
☐going private transaction subject to Rule 13e-3.
☐amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (“SEC”) on November 12, 2009, relating to an offer by Consumer Portfolio Services, Inc (the “Company”) to eligible employees to exchange certain outstanding options to purchase shares of the Company’s common stock, no par value, granted under the Company’s 2006 Long-Term Equity Incentive Plan, or its 1997 Long-Term Equity Incentive Plan, prior to November 10, 2009.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

INTRODUCTION

This Tender Offer Statement on Schedule TO, as amended, relates to the offer (the “Exchange Offer”) by Consumer Portfolio Services, Inc. to eligible employees (including our executive officers but not our non-employee directors) (“Eligible Optionholders”) the opportunity to exchange outstanding options to purchase shares of our common stock, no par value, granted under our 2006 Long-Term Equity Incentive Plan (“2006 Stock Plan”), or our 1997 Long-Term Equity Incentive Plan (“Prior Plan”), prior to November 12, 2009, the date on which this Exchange Offer commences, that have an exercise price of at least $2.50 per share (“Eligible Options”), in exchange for new options under the 2006 Stock Plan to purchase shares of our Common Stock, with reduced exercise prices and modified vesting schedules as further described in this statement (“New Options”).

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

Item 1.    SUMMARY TERM SHEET

The information under the heading “Summary Term Sheet” in the Amended Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 27, 2009, as amended, attached hereto as Exhibit (a)(1)(A) (the “Offer to Exchange”), is incorporated herein by reference.

Item 2.    SUBJECT COMPANY INFORMATION

(a) The name of the subject company and issuer is Consumer Portfolio Services, Inc., a California corporation (the “Company”).  The address of the Company’s principal executive offices is 19500 Jamboree Road, Irvine, California 92612, and its telephone number is (949) 753-6800.

(b) The securities that are the subject of this Schedule TO are outstanding stock options for the purchase of shares of our common stock granted under our 2006 Stock Plan or our Prior Plan prior to November 12, 2009, the date on which this Exchange Offer commenced, whether vested or unvested, with an exercise price of at least $2.50 per share of common stock.  The actual number of shares of common stock subject to options to be exchanged in the Offer to Exchange will depend on the number of shares of common stock subject to Eligible Options tendered by eligible employees and accepted for exchange.  The Company is making the offer upon the terms and subject to the conditions set forth in the Offer to Exchange and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(C).  As of November 12, 2009, there were approximately 54 Eligible Optionholders holding Eligible Options to purchase up to 3,960,316 shares of our common stock

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Risk Factors,” “The Exchange Offer—Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “The Exchange Offer—Acceptance of Eligible Options for Exchange; Issuance of New Options,” and “The Exchange Offer—Source and Amount of Consideration; Terms of New Options” is incorporated herein by reference.

Item 4.                 TERMS OF THE TRANSACTION

(a)           The information set forth in the Offer to Exchange under “Summary Term Sheet” and the sections under “The Exchange Offer” titled “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer,” “Procedures for Tendering Eligible Options,” “Withdrawal Rights,” “Acceptance of Eligible Options for Exchange; Issuance of New Options,” “Conditions of this Exchange Offer,” “Information Concerning Us; Financial Information,” “Acceptance of Eligible Options for Exchange; Issuance of New Options,” and “Extension of Exchange Offer; Termination; Amendment” is incorporated herein by reference.

(b) The Company’s executive officers (but excluding its non-employee directors) will be eligible to participate in the Offer to Exchange on the same terms and conditions as the Company’s employees. The information set forth in the Offer to Exchange under “The Exchange Offer—Procedures for Tendering Eligible Options” and “The Exchange Offer—Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Our Options” is incorporated herein by reference.

Item 7.                 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)           The information set forth in the Offer to Exchange under “The Exchange Offer—Source and Amount of Consideration; Terms of New Options” and “The Exchange Offer—Fees and Expenses” is incorporated herein by reference.

(b)           The information set forth in the Offer to Exchange under “The Exchange Offer—Conditions of The Exchange Offer” is incorporated herein by reference.

(d)           Not applicable.

Item 10.               FINANCIAL STATEMENTS

(a)           The financial information set forth in the Offer to Exchange under “The Exchange Offer—Information Concerning Us; Financial Information” and referenced in “This Exchange Offer—Additional Information” is incorporated herein by reference. The Company’s Annual Report on Form 10-K and the Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at http://www.sec.gov.

(b)           Not applicable.

Item 12.               EXHIBITS

The following are filed as exhibits to this Schedule TO:

(a)           (1)(A)(1) Form of Transmittal Letter to Eligible Optionholders.*

(1)(A)(2) Form of Supplemental Transmittal Letter to Eligible Optionholders.

(1)(B)      Amended Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated November 27, 2009.

(1)(C)           Election Form.

(1)(D)           Notice of Withdrawal.

(c) Not applicable.

(d)           (1) 2006 Long-Term Equity Incentive Plan, as amended. (incorporated herein by reference to Exhibit A to Proxy Statement included in Schedule 14A filed by the reporting person with the U.S. Securities and Exchange Commission on June 24, 2009).

(2) 2006 Long-Term Equity Incentive Plan – Form of Stock Option Agreement (Incentive Stock Option)*.

(3) 2006 Long-Term Equity Incentive Plan – Form of Stock Option Agreement (Nonqualified Stock Option)*.

(g)           Not applicable.

(h)           Not applicable.

*Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CONSUMER PORTFOLIO SERVICES, INC.CORPORATION

	By:	/s/ Charles E. Bradley, Jr.
	Name:	Charles E. Bradley, Jr.
	Title:	President and Chief Executive Officer

Date: November 25, 2009